

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Via E-mail
Steven R Morgan
Chief Executive Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

> **Re: Hancock Fabrics, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-185870**
> **Post-Effective Amendment No. 1 to Amendment No. 2 to Registration**
> **Statement on Form S-1 on Registration Statement on Form S-3**
> **File No. 333-150979**
> **Filed January 3, 2013**

Dear Mr. Morgan:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Item 17. Undertakings, page II-4

1.   Please revise your disclosure to provide the undertaking required by Item 512(a)(6) of Regulation S-K. This comment also applies to your Post-Effective Amendment No. 1 to Amendment No. 2 to Form S-1 on Form S-3.

Description of Securities, page 12

The Warrants, page 12

2.   Please delete the reference to the registration of the resale of shares of common stock under this subheading. In this regard, we note your disclosure in the first paragraph of the prospectus cover page that this prospectus relates to the issuance of shares of common stock. We further note the absence of any other reference to the resale of shares of common stock in the registration statement.

Exhibit 5.1

3.   Please revise the legal opinion to cover the common stock purchase rights. Please see Section II.B.1.g. of Staff Legal Bulletin No. 19 available on our website at www.sec.gov. This comment also applies to your Post-Effective Amendment No. 1 to Amendment No. 2 to Form S-1 on Form S-3.

Post-Effective Amendment No. 1

General

4.   It appears that the prospectus included in the post-effective amendment has been in use for more than nine months, the last set of audited financial statements contained therein is more than 16 months old, and you have not previously sought to update your audited financial statements pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please supplementally advise us as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

Explanatory Note

5.   We note the statement in the second paragraph under this heading that you are registering "the offer and sale of the 2,100,400 shares." Please revise this statement to clarify that you are updating the prospectus with respect to those shares. In this regard, we note your statement in the third paragraph under this heading that you are deregistering 8,335,200 shares that were previously registered, and that 2,100,400 shares previously registered "will remain unsold and registered under this Post-Effective Amendment." Additionally, we note your statement in the fourth paragraph under this heading that this Post-Effective Amendment "contains an updated prospectus relating to [the] 2,100,400 shares."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Eric C. Sibbitt
        O'Melveny & Myers LLP